Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda
September 21, 2009
Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Enstar Group Limited
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-33289
Dear Mr. Rosenberg:
As our outside securities counsel has discussed with Keira Ino, we respectfully request an extension of time to respond to the comments in your letter dated September 17, 2009 relating to the above referenced filings.
In light of our key personnel’s focus on the approaching end of the third quarter, we are requesting this extension to allow us the additional time to consider the Staff’s comments and to prepare appropriate responses. As indicated to Ms. Ino, we intend to provide our response on or before October 16, 2009. Thank you for your consideration.

Sincerely,
/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer

cc:	Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)